OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

June 23, 2010

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for fiscal year ended December 31, 2009

Form 10-Q for the period ended March 31, 2010

Form 8-K filed on February 17, 2010

Schedule 14A filed on March 17, 2010

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended March 31, 2010, Form 8-K filed on February 17, 2010 and Schedule 14A filed on March 17, 2010, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates

Impairment of Assets, page 38

1.	We have reviewed your response to prior comment 5. Please supplementally tell us if you have determined that the estimated fair value substantially exceeds the carrying

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 23, 2010

value for all of your reporting units. Please correspondingly enhance your disclosure to clearly state, if true, that you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units.

Response:

ASC 350-20-35 prescribes a two step process for testing goodwill impairment. Step one of our annual goodwill impairment testing performed in the fourth quarter of 2009 indicated that no impairment charge was required. We determined that the estimated fair value substantially exceeded the carrying value for all of our reporting units except for one. The goodwill included in this reporting unit was determined to be immaterial.

Consistent with the guidance in Section 9510.04 of the Financial Reporting Manual of the Division of Corporation Finance, we concluded no additional disclosure related to the one reporting unit at risk of failing step one was required as material goodwill does not exist at this reporting unit. Our current Form 10-K disclosure (shown below – bolded for emphasis) provides the reader an indication of the likelihood we would be required to record a future goodwill impairment charge as it considers the impact of both of the steps of goodwill impairment testing.

“Our annual test of goodwill resulted in no impairment charges being required. However, significant decreases in the Company’s long-term view for any of our reporting units could increase the likelihood of recognizing an impairment in the future. As part of our goodwill testing process, we evaluate whether there are reasonably likely changes to management’s estimates that would have a material impact on the results of the goodwill impairment testing. For the testing performed in 2009, management concluded that there are no reasonably likely changes that would materially impact the results of the goodwill impairment testing.”

2.	We have reviewed your response to prior comment 6. Please address the following:

•	As previously requested, please tell us the amount of precious metals recorded as of each balance sheet date;

•

Please provide us with a comprehensive explanation of how you test these precious metals for impairment, including what consideration you give to the current market price of these metals in your impairment assessment; and

•	Your response indicates that precious metals are consumed during the production process. Please disclose the estimated length of time it takes to consume these metals.

Response:

We use certain precious metals in our production tooling. Production tooling is accounted for as property, plant and equipment. As of December 31, 2009 and 2008, the amount of precious metals used in production tooling recorded within property, plant and equipment was $574 million and $589 million, respectively. The depletion

Mr. Rufus Decker

Accounting Branch Chief

June 23, 2010

of precious metals used in production tooling consumed during the production process occurs over an extended period of time and the amount of depletion recorded in cost of sales is not material.

We follow the guidance within ASC 360-10-35-17 when evaluating our long-lived assets for impairment. We assess the need for impairment at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Precious metals used in our production tooling are a component of our asset groups.

If an event or change in circumstance indicates that the carrying amount of an asset group may not be recoverable, we first determine if an impairment charge is necessary by considering whether the carrying value of that asset group exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. In 2009, no impairment charge was necessary as none of the carrying values of our asset groups exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group.

In the event that the carrying value of an asset group exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, we would consider current market prices of our precious metals used in production tooling in the determination of the asset group’s fair value. The impairment charge would be measured as the amount that the asset group’s carrying value exceeded its fair value.

In addition, to provide the reader better insight to the depletion of our production tooling, we propose to add the following disclosure to future filings (the changes from our current disclosure are shown in bold):

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Property, plant and equipment accounts are relieved of the cost and related accumulated depreciation when assets are disposed of or otherwise retired. Precious metals used in our production tooling are included in property, plant and equipment and are depleted as they are consumed during the production process. Depletion is recorded in cost of sales on the Consolidated Statements of Earnings (Loss). The depletion of precious metals used in production tooling consumed during the production process occurs over an

Mr. Rufus Decker

Accounting Branch Chief

June 23, 2010

extended period of time and the amount of depletion recorded in cost of sales is not material.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer

Mark W. Mayer

Vice President and Chief Accounting Officer